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                          December 10, 2020

       Douglas E. Barnett
       Chief Financial Officer
       Sabre Corp
       3150 Sabre Drive
       Southlake, TX 76092

                                                        Re: Sabre Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 10-Q for the
Quarter Ended September 30, 2020
                                                            Filed November 6,
2020
                                                            File No. 001-36422

       Dear Mr. Barnett:

              We have reviewed your October 13, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2020 letter.

       Form 10-Q for the Quarter Ended September 30, 2020

       1. General Information, page 6

   1.                                                   Per your disclosure,
technology costs include (in part)    expensed research and
                                                        development labor costs
associated with (y)our development teams responsible for the maintenance and
enhancement of (y)our existing products and the development of new products and services.
  As defined, technology costs appear to combine research and development costs with
certain costs of revenue. Please tell us how you considered
                                                        presenting research and
development costs separately pursuant to ASC 730-10-50-1 and
                                                        Rules 10-01 and
5-03(b)(3) of Regulation S-X.
 Douglas E. Barnett
FirstName
Sabre CorpLastNameDouglas E. Barnett
Comapany10,
December   NameSabre
              2020    Corp
December
Page 2    10, 2020 Page 2
FirstName LastName
2. We note your disclosure on page 3 of your Form 10-K for the year ended December 31,
         2019, that a variety of products and services run on your technology infrastructure providing travel applications between customers and travel suppliers. In this regard, please tell us why Technology costs, exclusive of research and development costs, are not included in cost of revenue pursuant to Rule 5-03(b)(2) of Regulation S-X.
3. We note your response to comment four, explaining how you combined the Travel
         Network and Airline Solutions segments and their respective reporting units into a new combined segment and reporting unit. Provide analysis supporting aggregation of your reporting units and address in your response ASC 350-20-35, paragraphs 33 to 38, specifically considering ASC 280-10-50-11.
2. Revenue from Contracts with Customers
Revenue, page 8

4. We note your response to comment three. Please tell us how you considered disclosing:
             your method for estimating variable consideration in light of the change in your estimation of cancellations reserves from a historical view approach. Refer to ASC
            606-10-32-8.
             whether the estimate of future cancelled bookings was adjusted from historical rates to also consider the impact of the mix between corporate and leisure bookings and related incentive consideration (in addition to the mix of cancellations between domestic and international bookings).
             whether your cancellation reserve is calculated and reported net of reduction in incentives. In this regard, we note your statement in your second quarter earnings call that "half of the impact of cancellations is offset by reductions in incentives."
15. Segment Information, page 25

5. We note that your CODM utilizes Adjusted Gross Profit (Loss), Adjusted Operating Loss
         (Income) and Adjusted EBITDA as the measures of profitability to evaluate segment performance and allocate resources. If the CODM uses more than one measure of a segment's profit or loss, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28 and please tell us your consideration of disclosing more than one measure of segment profit or loss.
Definitions of Non-GAAP Financial Measures, page 32

6. We note your response to prior comment 5. It appears that upfront incentive consideration and capitalized implementation costs comprise costs of revenue directly associated with your contracts with customers. Please explain why it is appropriate to exclude either or both of these direct costs from non-GAAP performance measures. We refer you to
         Question 100.04 of the Non-GAAP Compliance & Disclosure
Interpretations.
 Douglas E. Barnett
FirstName
Sabre CorpLastNameDouglas E. Barnett
Comapany10,
December   NameSabre
              2020    Corp
December
Page 3    10, 2020 Page 3
FirstName LastName
7. We note on page 36 that you reconcile Adjusted Net (Loss) Income from continuing operations to Net (loss) income attributable to common shareholders which is its most comparable GAAP measure. However, you reconcile Adjusted EBITDA and Adjusted
         Operating (Loss) Income to Adjusted Net (Loss) Income from Continuing Operations and
         Adjusted EBITDA respectively, which are non-GAAP measures. Please provide separate reconciliations of Adjusted EBITDA and Adjusted Operating (Loss) Income to their most directly comparable GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
8. On pages 37 to 39, you present Adjusted Gross Profit (Loss). Please reconcile Adjusted
         Gross Profit (Loss) to a GAAP Gross Profit which is the most directly comparable GAAP measure.
Liquidity and Capital Resources, page 46

9. In future filings, please quantify and summarize the significant cash outflows that have impacted your liquidity for the current period and those items that will entail any other known significant future uses of cash. In this regard, we note in your third quarter 2020 earnings call, that in addition to $20 million in severance payments during the period and
         $13 million net cash outflows to carriers resulting from previous booking cancellations, your fourth quarter free cash flow will be negatively impacted by approximately $90 million due to "seasonality of cash interest payments, employee cash benefits which will now be paid in Q4 2020, and additional severance payments "to conclude the bulk of the severance payments associated with the actions taken in 2020." Please consider a discussion of such items under "Operating Activities" on page 50 in lieu of a recitation of the changes in the statements of cash flows.
Critical Accounting Estimates, page 51

10.      We note your response to comment six. Please explain to us:
             how you considered revising your March 31, 2020 Travel Network's forecasts underlying the discounted cash flows used to determine fair value in view of subsequent period actual revenues and trends known to management as of September
            30, 2020.
             the basis for your assumption of a "reduced level of risk", resulting in a lower risk-
            adjusted discount rate of 11% within the sensitivity analysis of the Airline Solutions reporting unit in the wake of the Covid-19 epidemic. Please tell us the basis for the change in the assumed longer recovery periods and lower growth rates in the post-
            recovery periods and the appropriateness of those assumptions through the period ended September 30, 2020.
11. In future filings, please consider disclosure of the following in connection with your estimates of the fair values of your reporting units,
             your assumptions regarding the magnitude and duration of the impact of COVID-19 on revenues and operations,
             the duration of the recovery period and changes in the growth rates,
 Douglas E. Barnett
Sabre Corp
December 10, 2020
Page 4
                your assumptions regarding the discount and terminal growth rates, results of your sensitivity analysis, including your risk-reduction strategies where applicable,
                your basis for determining your market capitalization during the measurement period, the assumptions and methods used to support the market capitalization to fair value reconciliation of your reporting units,
                changes in your estimates, assumptions and methods during each subsequent reporting period.

         If reasonably likely changes in your assumptions would have a material effect on the financial condition or operating performance of the company, please disclose and quantify the impact that could result, given the range of reasonably likely outcomes. Refer to the
         CF Disclosure Guidance Topic 9A Coronavirus (COVID-19)     Disclosure
         Considerations Regarding Operations, Liquidity, and Capital Resources and Section V.
         Critical Accounting Estimates, Release No. 33-8350 "Interpretation:
Commission
         Guidance Regarding Management's Discussion and Analysis of Financial Condition and
         Results of Operations."
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Craig
Wilson, Senior Adviser at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDouglas E. Barnett                         Sincerely,
Comapany NameSabre Corp
                                                             Division of
Corporation Finance
December 10, 2020 Page 4                                     Office of
Technology
FirstName LastName